UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 333-174780

POSTMEDIA NETWORK INC.
POSTMEDIA NETWORK CANADA CORP.
(Exact name of registrants as specified in their charters)

1450 Don Mills Road
Don Mills, Ontario
Canada M3B 3R5
Telephone: (416) 383-2300
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

12.50% Senior Secured Notes due 2018 and Guarantees thereof
 (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Part I

Item 1. Exchange Act Reporting History.

A.     Postmedia Network Inc. and Postmedia Network Canada Corp. (the “Registrants”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on June 13, 2011, when their Registration Statement on Form F-4 relating to Postmedia Network Inc.’s 12.50% Senior Secured Notes due 2018 (the “Notes”) and guarantees of the Notes (the “Guarantees,” and together with the Notes, the “Securities”) was declared effective by the Securities and Exchange Commission (the “SEC”).

B.    The Registrants have filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding SEC rules for the 12 months preceding the filing of this Form 15 and have filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Registrants’ securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on July 12, 2011, at the closing of a registered exchange offer for the Notes pursuant to the Registration Statement.

Item 3. Foreign Listing and Primary Trading Market

A.	The Securities have never been listed, traded or quoted on any securities exchange.

B.	Not applicable.

C.	Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of June 12, 2012, the Registrants believe the Securities are held by 22 holders, of whom 16 are United States residents.  In determining this number, the Registrants have relied on security position reports from the Depositary Trust Company as well as telephonic inquiries with the accounts listed on such security position reports.

Item 7. Notice Requirement

A.     The Registrants published a notice of their intent to terminate their duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on June 14, 2012.  Such notice is also attached hereto as Exhibit 99.1.

B.     The June 14, 2012 press release was released to Business Wire.

Item 8. Prior Form 15 Filers

Not applicable.

Part II

Item 9. Rule 12g3-2(b) Exemption

The Registrants will publish information required under Rule 12g3-2(b)(1)(iii) on their website at www.postmedia.com.

Part III

Item 10. Exhibits

Exhibit No.	Description

99.1	Press Release dated June 14, 2012

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1)
the average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly authorized the undersigned person to sign on their behalf this certification on Form 15F.  In so doing, the Registrants certify that, as represented on this Form, they have complied with all of the conditions set forth in Rule 12h-6 for terminating their registration under section 12(g) of the Exchange Act, or their duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: June 14, 2012	POSTMEDIA NETWORK INC.
POSTMEDIA NETWORK CANADA CORP.

By: /s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 14, 2012